Exhibit 99.1

Allot Communications Reports non-GAAP Revenues of $24.2 Million
for First Quarter of 2013

Hod Hasharon, Israel – May 7, 2013 – Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband service providers worldwide, today announced its first quarter 2013 results, with non-GAAP revenues reaching $24.2 million ($24.1 million on a GAAP basis).

First Quarter Highlights:

•	Non-GAAP revenues were $24.2 million ($24.1 million on a GAAP basis).

•	Non-GAAP gross margin was 75% (72% on a GAAP basis).

•	Non-GAAP operating margin was 2% (8% loss on a GAAP basis).

•	Book-to-bill above 1.

•	Early in second quarter, a $9 million follow-on order was received from a tier 1 US mobile operator.

Financial Results:

On a non-GAAP basis, total revenues for the first quarter of 2013 reached $24.2 million, compared with $24.2 million of revenue reported for the first quarter of 2012 and $28.5 million of revenue reported for the fourth quarter of 2012.  On a non-GAAP basis, net profit for the first quarter of 2013 was $0.6 million, or $0.02 per basic and diluted share. This compares with non-GAAP net profit of $5.0 million, or $0.16 per basic share, and $0.15 per diluted share, in the first quarter of 2012 and non-GAAP net profit of $4.6 million, or $0.14 per basic and diluted share, in the fourth quarter of 2012.

Total GAAP revenues for the first quarter of 2013 reached $24.1 million compared to $24.2 million of revenue reported for the first quarter of 2012 and $26.4 million of revenue reported for the fourth quarter of 2012. On a GAAP basis, the net loss for the first quarter of 2013 was $1.8 million, or a net loss of $0.06 per basic and diluted share. This compares with net profit of $3.2 million, or $0.10 per basic and diluted share, in the first quarter of 2012, and a net loss of $15.1 million, or a net loss of $0.46 per basic and diluted share, in the fourth quarter of 2012.

Key Quarterly Achievements:

•	During the quarter, large orders were received from 16 service providers, 3 of which represented new customers

•	12 of the large orders came from mobile-service providers, one of which was a new customer

•	Announced a $6 million project to provide virtualized-parental control service to a tier-1 mobile operator

•	Allot was selected by Tata Communications to provide hosted-policy management services

•	Received a $6.5 Million Steering and VAS order from a tier-1 EMEA mobile operator

As of March 31, 2013, cash, cash equivalents, short-term deposits and marketable securities totaled $134.8 million with no debt.

"The sequential decrease in revenues was mainly attributable to the weakness in EMEA markets as expressed in a book-to-bill below 1 during the second half of 2012, as well as to normal first-quarter seasonality. Despite that, we started the year with a much stronger booking environment reflected by a number of multi-million dollars deals won during the first quarter. Also we started the second quarter with positive booking momentum by securing a follow-on, $9m order from a Tier 1 Mobile operator in the US.. We continue to see a strong funnel of large orders ahead," commented Rami Hadar, Allot Communications' President and Chief Executive Officer. "As can be seen by the two large deals announced in the first quarter, Value-Added Services was a major contributor to revenue and booking. We are pleased to see our Service Gateway strategy gain acceptance among tier 1 service providers while we grow our VAS portfolio and redefine the DPI space."

Conference Call & Webcast

The Allot management team will host a conference call to discuss first quarter 2013 earnings results today at 8:30 a.m. ET, 3:30 p.m. Israel time.

To access the conference call, please dial one of the following numbers: US: +1646 254 3360, UK: +44(0)20 3364 5381, Israel: +972-3-763 0145, participant code 2641301.

A replay of the conference call will be available from 12:01 a.m. ET on May 7, 2013 through May 14, 2013 at 11:59 p.m. UK time. To access the replay, please dial: US: + 1 347 366 9565, UK: + 44 (0)20 3427 0598, access code: 2641301.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast also will be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent data traffic optimization and monetization solutions for fixed and mobile broadband operators and large enterprises. Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing fixed and mobile data, enhancing user experience, containing operating costs, and enabling service providers to generate revenues from their broadband networks. Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. For more information, please visit http://www.allot.com.

GAAP to Non-GAAP Reconciliation

The discrepancy between GAAP and non-GAAP revenues is related to the acquisitions made by the Company during the year and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net profit is defined as GAAP net profit after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock based compensation expenses, amortization of acquisition related intangible assets, regulatory 2 matters, acquisition related expenses and compensation expenses related to the acquisitions.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: our ability to increase the breadth and functionality of the Service Gateway platform through additional partnerships, changes in general economic and business conditions; the Company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Rami Rozen
AVP Corporate Development
International access code +972-52-569-4441
rrozen@allot.com

Public Relations Contact:
Maya Lustig
Director of Corporate Communications
International access code +972-54-677-8100
mlustig@allot.com

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2013	2012
	(Unaudited)

Revenues	$24,114	$24,217
Cost of revenues	6,740	6,901
Gross profit	17,374	17,316

Operating expenses:
Research and development costs, net	6,902	4,010
Sales and marketing	9,827	7,755
General and administrative	2,638	2,774
Total operating expenses	19,367	14,539
Operating profit (loss)	(1,993)	2,777
Financial and other income, net	187	462
Profit (loss) before tax expenses	(1,806)	3,239

Tax expenses	41	3
Net profit (loss)	(1,847)	3,236

Basic net profit (loss) per share	$(0.06)	$0.10

Diluted net profit (loss) per share	$(0.06)	$0.10

Weighted average number of shares
used in computing basic net
earnings per share	32,561,977	31,218,667

Weighted average number of shares
used in computing diluted net
earnings per share	32,561,977	32,923,903

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2013	2012
	(Unaudited)

GAAP net profit (loss) as reported	$(1,847)	$3,236

Non-GAAP adjustments
Fair value adjustment for acquired deferred revenues write down (Revenues)	37	-
Expenses recorded for stock-based compensation
Cost of revenues	86	44
Research and development costs, net	411	188
Sales and marketing	746	318
General and administrative	586	166
Expenses related to M&A activities and compliance with regulatory matters (*)
General and administrative (G&A)	12	1,045
Research and development costs, net	6	-
Intangible assets amortization
Cost of revenues	504	31
S&M	58	-
Total adjustments	2,446	1,792

Non-GAAP net profit	$599	$5,028

Non- GAAP basic net profit per share	$0.02	$0.16

Non- GAAP diluted net profit per share	$0.02	$0.15

Weighted average number of shares
used in computing basic net
earnings per share	32,561,977	31,218,667

Weighted average number of shares
used in computing diluted net
earnings per share	33,506,441	33,078,735

(*) Mostly legal, finance and compensation expenses related to the acquisitions

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED REVENUES
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2013	2012
	(Unaudited)

GAAP Revenues	$24,114	$24,217

Fair value adjustment for acquired deferred revenues write down	37	-

Non-GAAP Revenues	$24,151	$24,217

TABLE - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2013	2012
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$89,434	$50,026
Short term deposits	17,000	78,042
Marketable securities and restricted cash	28,332	14,987
Trade receivables, net	25,587	20,236
Other receivables and prepaid expenses	7,116	6,815
Inventories	9,643	9,963
Total current assets	177,112	180,069

LONG-TERM ASSETS:
Severance pay fund	211	213
Deferred Taxes	1,525	1,525
Other assets	268	239
Total long-term assets	2,004	1,977

PROPERTY AND EQUIPMENT, NET	6,585	6,609
GOODWILL AND INTANGIBLE ASSETS, NET	32,574	33,136

Total assets	$218,275	$221,791

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$3,428	$4,809
Deferred revenues	12,500	13,829
Other payables and accrued expenses	14,398	13,947
Liability related to settlement of OCS grants	15,886	15,886
Total current liabilities	46,212	48,471

LONG-TERM LIABILITIES:
Deferred revenues	2,286	3,945
Accrued severance pay	276	254
Total long-term liabilities	2,562	4,199

SHAREHOLDERS' EQUITY	169,501	169,121

Total liabilities and shareholders' equity	$218,275	$221,791

TABLE - 5
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2013	2012
	(Unaudited)

Cash flows from operating activities:

Net income (Loss)	$(1,847)	$3,236
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	880	645
Stock-based compensation related to options granted to employees	1,829	716
Amortization of intangible assets	562	31
Capital loss	-	4
Decrease (Increase) in accrued severance pay, net	24	(6)
Increase in other assets	(29)	(1)
Decease in accrued interest and amortization of premium on marketable securities	11	37
Increase in trade receivables	(5,351)	(4,387)
Decrease (Increase) in other receivables and prepaid expenses	(44)	224
Decrease (Increase) in inventories	320	(151)
Increase (Decrease) in trade payables	(1,381)	3,255
Increase (Decrease) in employees and payroll accruals	(722)	265
Increase (Decrease) in deferred revenues	(2,988)	1,211
Increase (Decrease) in other payables and accrued expenses	1,173	(677)

Net cash provided by (used in) operating activities	(7,563)	4,402

Cash flows from investing activities:

Decreae (Increase) in restricted deposit	4	(44)
Redemption of short-term deposits	61,042	18,000
Purchase of property and equipment	(856)	(703)
Investment in marketable securities	(15,662)	(251)
Proceeds from redemption or sale of marketable securities	2,279	450

Net cash provided by investing activities	46,807	17,452

Cash flows from financing activities:

Exercise of employee stock options	164	2,366

Net cash provided by financing activities	164	2,366

Increase in cash and cash equivalents	39,408	24,220
Cash and cash equivalents at the beginning of the period	50,026	116,682

Cash and cash equivalents at the end of the period	$89,434	$140,902